05039446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Blvd., Suite 340
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Escobio, President 305-446-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
179

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Robert J. Escobio, President . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Services, Inc. , as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

SUSAN ESCOBIO
MY COMMISSION # DD 349078
EXPIRES: November 12, 2008
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Capital Investment Services, Inc.

December 31, 2004

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Capital Investment Services, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investment Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

January 25, 2005, except for Note 8,
as to which the date is February 27, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	140,868
Commissions receivable		139,714
Due from clearing broker		40,429
Securities owned, including restricted equities of $42,000		87,011
Employee advances		16,408
Leasehold improvements and office equipment, at cost, less accumulated depreciation of $12,279		5,112
Deferred tax asset		9,732
	$	439,274

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,706
Commissions payable		53,753
		62,459
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 345,000 issued and outstanding		345,000
Additional paid-in capital		87,407
Accumulated deficit		(55,592)
		376,815
	$	439,274

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions, net of clearing charges	$ 508,806
Consulting income	332,810
Foreign exchange fees	346,151
Interest and dividend income	22,115
Other miscellaneous income	86,693
	1,296,575
Expenses:	
Commissions	602,579
Selling, general and administrative	441,451
	1,044,030
Net operating income	252,545
Other expenses:	
Settlement loss	107,535
Net income before income tax benefit	145,010
Income tax benefit	9,732
Net income	$ 154,742

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2004	345,000	$345,000	$ 87,407	$ (210,334)	$ 222,073
Net income	-		-	154,742	154,742
Balances, December 31, 2004	345,000	$345,000	$ 87,407	$ (55,592)	$ 376,815

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 154,742
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	3,055
Unrealized losses	23,902
Deferred tax asset	(9,732)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(73,047)
Increase in securities owned	(98,225)
Increase in due from clearing broker	(40,429)
Increase in employee advances	(1,228)
Decrease in due from related party	702
Decrease in accounts payable and accrued expenses	(12,019)
Increase in commissions payable	40,088
Decrease in deferred revenues	(11,833)
Total adjustments	(178,766)
Net cash used by operating activities	(24,024)
Cash flows from investing activities:	
Purchase of office equipment and net cash used by operating activities	(2,207)
Net decrease in cash and cash equivalents	(26,231)
Cash and cash equivalents, beginning of year	167,099
Cash and cash equivalents, end of year	$ 140,868

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Capital Investment Services, Inc., a Florida corporation (the "Company"), was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), and National Futures Association ("NFA"). The Company uses a fully disclosed basis of operations. Under this basis, it forwards as a broker all transactions and accounts to another broker who carries all the accounts of such customers and maintains and preserves such books and records as are customarily kept by a clearing broker. Pershing, LLC currently performs the transaction clearing functions and related services for the Company. The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corporation ("STSHC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Cash and cash equivalents:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of a money market fund maintained at a bank.

Property and equipment:

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes:

The Company's taxable income or losses are included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to members of the consolidated group as if each member were a separate taxpayer.

1. Nature of operations and summary of significant accounting policies – continued:

Income taxes – continued:

Income taxes are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Concentration of credit risk:

Pursuant to its agreement with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $30,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2004, the Company had excess net capital of $264,667 and a net capital ratio of .2.

3. Marketable securities:

The Company classifies its marketable securities as "trading securities". As a result, unrealized gains and losses on investments are included in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

The balance of marketable securities consisted of the following at December 31, 2004:

	Cost basis	Aggregate fair value
Common stock	$ 110,913	$ 87,011

4. Related party transactions:

The Company subleases its Coral Gables office from its Parent, Southern Trust Securities Holding Corporation, on a month-to-month basis. Total lease payments were approximately $23,000 during the year ended December 31, 2004.

5. Income taxes:

The current income tax provision has been offset by the use of net operating loss carryforwards. Such carryforwards produced a deferred tax asset at December 31, 2003, however, a valuation reserve was established for the entire amount of the asset.

Additionally, the Company has recorded a deferred tax asset at December 31, 2004 of $9,732 relative to net operating losses available to offset future taxable income and certain temporary differences that are expected to reverse in the Company's favor. The Company has available net operating losses of approximately $13,000 to be offset against taxable income expiring in 2017.

6. Employee benefit plan:

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the Plan, participants may contribute up to 25 percent of their compensation. The Company has the option of matching a percentage of employee contributions. The Company did not make any contributions to the Plan in 2004.

7. Settlement loss and contingent liabilities:

Previous to 2004, the Company received a check from a customer written to the Company's clearing broker to fund a securities purchase. The clearing broker purchased the securities prior to the check clearing the bank and the check was later returned for insufficient funds. During 2003, the Company settled with its insurance carrier for a payment of $25,000. However, in 2004, the Company has written off, as a settlement loss, the remaining portion of the disputed asset, a deposit with the clearing broker of approximately $107,000. The settlement loss is reported in the statement of income for the year ended December 31, 2004.

Additionally, the Company is party to two claims for arbitration, whereby the claimants allege various damages related to losses incurred in their securities accounts. These arbitrations are in preliminary stages, and the Company believes that they have meritorious defenses to the claims and that the proceedings can be successfully defended. However, the outcome of these matters is not predictable with assurance.

8. Subsequent event:

During the year ended December 31, 2004, the Company's Parent issued a private placement memorandum (the "Offering") seeking to raise $10,000,000 through the sale of convertible preferred stock. The stated intention of the offering is to provide funds to the Company for expansion, acquisition, working capital, additional clearing deposits, and general corporate purposes.

On February 3, 2005, the Offering broke escrow and approximately $5,625,000 was contributed to the Company as capital, with an additional $625,000 earned by the Company as a placement fee.

9. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ None
Income taxes	$ None

CAPITAL INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital	
Total stockholder's equity	$ 376,815
Deductions:	
Nonallowable assets:	
Restricted investment, employee advances, net leasehold improvements and deferred tax asset	(73,252)
Less haircuts	(8,896)
Net capital	$ 294,667
Reconciliation with Company's computation (included in Part II of Form Z-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II FOCUS report	$ 284,319
Adjustments:	
Reverse accrual for 2005 expenses	10,000
Other adjustments	348
	$ 294,667

CAPITAL INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	8,706
Commissions payable		53,753
	$	62,459
Ratio of aggregate indebtedness to net capital		.2 to 1

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital Investment Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
Division for CPA Firms *American Institute of Certified Public Accountants* *Florida Institute of Certified Public Accountants*
Member of IA International With Correspondent Offices in Principal Cities Of The World

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Capital Investment Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the shareholder, management, the Securities Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2005